VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:       H. Roger Schwall
Assistant Director

Re:          Vanguard Natural Resources, LLC
VNR Finance Corp.
Amendment No. 3 to Registration Statement on Form S-3
Filed June 31, 2009
File No. 333-159911

Dear Mr. Schwall:

Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”), and VNR Finance Corp., a Delaware corporation (the “Corporation”), are filing today, via EDGAR, Amendment No. 3 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are the responses of the Company and the Corporation to verbal comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Registration Statement.

Form S-3

Exhibit 5.1

1.Please clarify in your opinion covering common units includes common units issued in exchange for, or upon conversion or exercise of, the Debt Securities.

Response:

We have revised the Exhibit 5.1 opinion of Vinson & Elkins LLP in response to this comment to address those Common Units issued directly or in exchange for, or upon conversion or exercise of, the Debt Securities.

Exhibit 5.2

1.Please clarify the third qualification to the 5.2 opinion of Wyatt, Tarrant & Combs LLP.

Response:

Wyatt, Tarrant & Combs LLP has issued a revised the Exhibit 5.2 opinion in response to this comment to clarify the third qualification to its opinion.

In connection with responding to the Staff’s comments, the Company and the Corporation acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and the Corporation also acknowledge that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Company and the Corporation may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 3 to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

VINSON & ELKINS L.L.P.

                                         By:/s/ David P. Oelman
David P. Oelman

cc:           Scott W. Smith

ANNEX A – MARKED COPY OF EXHIBIT 5.1

July ~~15,~~31, 2009

Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77063

Re:           Vanguard Natural Resources, LLC Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel for Vanguard Natural Resources, LLC, a Delaware limited liability company (the "Company") and certain of its subsidiaries with respect to the preparation of the Registration Statement on Form S-3 (the "Registration Statement") filed on the date hereof with the Securities and Exchange Commission (the "Commission") in connection with the registration by the Company under the Securities Act of 1933, as amended (the "Securities Act"), of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act, of:

(1)	common units representing limited liability company interests in the Company (the "Common Units");

(2)
debt securities, which may be co-issued by VNR Finance Corp., a Delaware corporation ("Finance Co."), in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"); and

(3)	guarantees (the "Guarantees") of the Debt Securities by of certain subsidiaries of the Company listed in the Registration Statement as guarantors (the "Guarantors").

The Common Units, Debt Securities and Guarantees are collectively referred to herein as the "Securities." We have also participated in the preparation of each of the Prospectus (the "Prospectus") contained in the Registration Statement to which this opinion is an exhibit. Capitalized terms not defined herein shall have the meanings ascribed to them in the Prospectus.

We have examined the Registration Statement, including the Prospectus, the form of Senior Indenture (the "Senior Indenture") filed as an exhibit to the Registration Statement the form of Subordinated Indenture (the "Subordinated Indenture", together with the Senior Indenture, the "Indentures") filed as an exhibit to the Registration Statement, the Second Amended and Restated Limited Liability Company Agreement of the Company (the "Company Agreement "), the Certificate of Formation (as amended, the "Certificate") filed with the Secretary of State of Delaware pursuant to the Delaware Limited Liability Company Act in connection with the formation of the Company, other formation documents and agreements, as applicable, of the Subsidiary Guarantors and such other documents as we have deemed necessary or appropriate for purposes of this opinion. In addition, we have reviewed certain certificates of officers of the Company and of public officials, and we have relied on such certificates with respect to certain factual matters that we have not independently established.

In connection with this opinion, we have assumed that:

(i)	the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective;

(ii)	a Prospectus Supplement will have been prepared and filed with the Commission describing the Securities offered thereby;

(iii) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement;

(iv) a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto; and

(v) any Securities issuable upon conversion, exchange or exercise of any Security being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise.

Based upon and subject to the foregoing, we are of the opinion that:

(1)
With respect to the Common Units, when (i) the Company has taken all necessary action to approve the issuance of such Common Units, the terms of the offering thereof and related matters and (ii) the Common Units have been issued and delivered in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the Company upon payment of the consideration thereof or provided for therein, then the Common Units, whether issued directly or in exchange for, or upon conversion or exercise of, the Debt Securities, will be validly issued, fully paid and non-assessable.

(2)
With respect to the Debt Securities and the Guarantees, when (i) the Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended; (ii) the Company and the Subsidiary Guarantors, as applicable, have taken all necessary action to approve the issuance and terms of such Debt Securities and Guarantees, the terms of the offering thereof and related matters; and (iii) such Debt Securities and Guarantees have been duly executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture and the applicable definitive purchase, underwriting or similar agreement approved by the Company and the Subsidiary Guarantors, as applicable, upon payment of the consideration thereof or provided for therein, such Debt Securities and Guarantees will be legally issued and will constitute valid and legally binding obligations of the Company and the Subsidiary Guarantors, as applicable, enforceable against the Company and the Subsidiary Guarantors, as applicable, in accordance with their terms, except as such enforcement may be subject to any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other law relating to or affecting creditors' rights generally and general principles of equity.

The opinions expressed herein are qualified in the following respects:

(1)
We have assumed, without independent verification, that the certificates for the Common Units will conform to the specimens thereof examined by us and will have been duly countersigned by a transfer agent and duly registered by a registrar of the Common Units.

(2)
We have assumed that (i) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original and all signatures on each such document are genuine and (ii) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete.

(3)
We express no opinions concerning (i) the validity or enforceability of any provisions contained in the Indentures that purport to waive or not give effect to the rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law; or (ii) the enforceability of indemnification provisions to the extent they purport to relate to liabilities resulting from or based upon negligence or any violation of federal or state securities or blue sky laws.

(4)
The foregoing opinions are limited to the laws of the State of New York, the General Corporation Law and Limited Liability Company Act of the State of Delaware, and the federal laws of the United States of America, including the applicable statutory provisions to these laws, the rules and regulations underlying such provisions, and the applicable judicial and regulatory determinations interpreting these laws. We are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

We hereby consent to the references to this firm under the caption "Legal Matters" in the Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.

ANNEX B – MARKED COPY OF EXHIBIT 5.2

July ~~15,~~31, 2009

Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77063

Ladies and Gentlemen:

We have acted as special Kentucky and Tennessee counsel for Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”), with respect to certain legal matters in connection with the preparation and filing of a registration statement on Form S-3 (the “Registration Statement”) by the Company under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act, of (i) common units representing limited liability company interests in the Company (the “Units”), (ii) debt securities, which may be co-issued by VNR Finance Corp., a Delaware corporation (“Finance Co.”), in one or more series, consisting of notes, debentures or other evidences of indebtedness (the “Debt Securities”), and (iii) guarantees (the “Guarantees”) of the Debt Securities by VNR Holdings, LLC, Vanguard Permian, LLC, Trust Energy Company, LLC, Ariana Energy, LLC and Vanguard Natural Gas, LLC (the “Subsidiary Guarantors”). The Units, Debt Securities and Guarantees are collectively referred to herein as the “Securities.”

We have examined the Registration Statement, including the Prospectus, the form of Senior Indenture (the “Senior Indenture”) filed as an exhibit to the Registration Statement, the form of Subordinated Indenture (the “Subordinated Indenture”, together with the Senior Indenture, the “Indentures”) filed as an exhibit to the Registration Statement, the formation documents of Trust Energy Company, LLC, Vanguard Natural Gas, LLC and Ariana Energy, LLC (the “KY & TN Subsidiary Guarantors”) and such other documents as we have deemed necessary or appropriate for purposes of this opinion.  In addition, we have reviewed certain certificates of officers of the Company and of public officials, and we have relied on such certificates with respect to certain factual matters that we have not independently established.

In connection with this opinion, we have assumed that

1. The Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective;

2. A Prospectus Supplement will have been prepared and filed with the Commission describing the Securities offered thereby;

3. All Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement;

4. A definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto; and

5. Any Securities issuable upon conversion, exchange or exercise of any Security being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange or exercise.

Based upon and subject to the foregoing, we are of the opinion that:

With respect to the Guarantees, when (i) the applicable Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended; (ii) the Company and the Subsidiary Guarantors, as applicable, have taken all necessary action to approve the issuance and terms of such Debt Securities and Guarantees, the terms of the offering thereof and related matters; and (iii) such Debt Securities and Guarantees have been duly executed, authenticated, issued and delivered in accordance with the provisions of the applicable Indenture and the applicable definitive purchase, underwriting or similar agreement approved by the Company, Finance Co. and the Subsidiary Guarantors, as applicable, upon payment of the consideration thereof or provided for therein, such Guarantees will constitute valid and legally binding obligations of the KY & TN Subsidiary Guarantors, as applicable, enforceable against the KY & TN Subsidiary Guarantors, as applicable, in accordance with their terms, except as such enforcement may be subject to any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other law relating to or affecting creditors’ rights generally and general principles of equity, whether asserted at law or in equity.

The opinions expressed herein are qualified in the following respects:

1. We have assumed that (i) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original and all signatures on each such document are genuine and (ii) each certificate from governmental officials reviewed by us is accurate, complete and authentic, and all official public records are accurate and complete.

2. This opinion is limited in all respects to the laws of the Commonwealth of Kentucky and the State of Tennessee, including the applicable statutory provisions to these laws, the rules and regulations underlying such provisions, and the applicable judicial and regulatory determinations interpreting these laws. We are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

3. We express no opinion as to provisions of the Guarantees that (a) bind the KY & TN Subsidiary Guarantors as principal obligor or (b) preserve the obligations of the KY & TN Subsidiary Guarantors despite (i) any modification of the principal obligations in a manner prejudicial to the KY & TN Subsidiary Guarantors without their consent or (ii) the illegality, invalidity or unenforceability of the principal obligations against the principal obligors for reasons other than their bankruptcy or incapacity.

4. We express no opinion concerning any waiver of the right of subrogation contained in the Guarantees as well as certain other waivers contained therein that cannot be effectively waived under applicable law. We express no opinion as to the effectiveness of any provisions in the Guarantees purporting to automatically reinstate any indebtedness that is subject to avoidance as a preference or fraudulent conveyance in any bankruptcy action.

We hereby consent to the references to this firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Sincerely,

/s/ WYATT, TARRANT & COMBS, LLP